Exhibit 99.1

3.D. Risk Factors

You should carefully consider the following risk factors and all of the information contained in this document before you decide whether to invest in our securities. One or more of a combination of these risks could materially impact our business, financial condition or results of operations. In any such case, the market price of our securities could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

As used in this item, unless otherwise indicated or the context otherwise requires, references to:

●	“Al Shola Gas” are to Al Shola Al Modea Gas Distribution LLC, a UAE company.

●	“Class A Ordinary Shares” are to the Company’s Class A ordinary shares with a nominal value of $0.0001 each.

●	“Fusion Fuel,” “we,” “us,” “our,” “the Company,” or “our company” are to Fusion Fuel Green PLC, a public limited company incorporated in Ireland, including its consolidated subsidiaries.

●	“Fusion Fuel Portugal” are to Fusion Fuel Portugal, S.A., a public limited company domiciled in Portugal.

●	“Nasdaq” are to The Nasdaq Stock Market LLC.

●	“QIND” are to Quality Industrial Corp., a Nevada corporation.

●	“SEC” are to the U.S. Securities and Exchange Commission.

●	“Series A Preferred Shares” are to the Company’s Series A Convertible Preferred Shares with a nominal value of $0.0001 each.

●	“UAE” are to the United Arab Emirates.

Summary Risk Factors

Risks Related to Our Business

●	The Company’s recent restructuring may fail to prevent the long-term continuation of its history of net losses.

●	The Company’s shift in business strategy may not yield the intended results.

●	The Company may face challenges in integrating QIND and realizing expected synergies.

●	The Company and QIND will incur substantial costs related to the merger and integration of their businesses.

●	The unaudited pro forma combined consolidated financial information of the Company and QIND is preliminary and the actual consideration received in the acquisition of a 69.36% stake in QIND or in the projected acquisition of the other outstanding capital shares of QIND, as well as the actual financial condition and results of operations of the combined company, may differ materially.

●	The Company’s and QIND’s directors, executive officers and principal shareholders will have substantial control over the Company after the Preferred Shares Conversion and the consummation of the merger of QIND with the Company, which could limit other stockholders’ ability to influence the outcome of corporate matters and key transactions, including a change of control.

●	Certain of the Company’s and QIND’s directors and executive officers may have other interests that may differ from, or are in addition to, the interests of the Company’s shareholders.

●	We are in default under one of our promissory notes, and our failure to pay the required redemption price may result in a material adverse effect on our financial condition and business operations.

●	Our current level of indebtedness could adversely affect our financial condition or liquidity, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

●	Our promissory notes and any other credit or similar agreements into which we may enter in the future may restrict our operations, particularly our ability to respond to changes or to take certain actions regarding our business.

●	We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and we may be forced to significantly delay, scale back or discontinue our operations.

●	We have a substantial amount of goodwill and intangible assets on our balance sheet. Future write-offs of goodwill and intangible assets may have the effect of decreasing our earnings or increasing our losses.

●	Our business operations may be adversely affected by information systems interruptions or cybersecurity intrusions.

●	The success of our business depends on our ability to maintain and enhance our reputation and brand.

●	Our long-term success depends, in part, on our ability to operate and expand internationally, and our business is susceptible to risks associated with international operations.

●	Risks associated with climate change and other environmental impacts, and increased focus and evolving views of our customers, shareholders, and other stakeholders on climate change issues, could negatively affect our business and operations.

●	We may be adversely affected by the effects of inflation.

●	Relatively high interest rates may adversely impact our business.

●	During the course of the audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the Class A Ordinary Shares may be adversely impacted.

●	We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

●	If we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could be harmed.

Risks Related to Our Planned Hydrogen Business

●	Demand for hydrogen engineering and advisory services is uncertain and dependent on government policies.

●	The Company will face intense competition in the hydrogen engineering and advisory services sector.

●	Supply chain disruptions and cost increases could negatively impact the Company’s hydrogen business.

●	The Company’s hydrogen business will be subject to complex and evolving regulatory requirements.

●	Legal and contractual risks could adversely impact the hydrogen business.

●	The transition to a hydrogen advisory and engineering business may involve intellectual property risks.

●	If we are not able to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, developments associated with climate change concerns and energy mix transition, and technology trends, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced.

●	Our ability to operate and our growth potential could be materially and adversely affected if we cannot attract, employ, and retain technical personnel at a competitive cost.

●	If we are unable to keep pace with technology developments in our industry, this could adversely affect our ability to win, maintain and grow market share.

●	Our hydrogen services activities are subject to a number of development risks, operational hazards, regulatory approvals and other risks which may not be fully covered by insurance, and which could cause cost overruns and delays that could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

●	Our business is subject to the risks of earthquakes, fires, floods, tsunamis, pandemics, and other natural catastrophic events and to interruption by man-made problems such as technogenic catastrophic events, computer viruses or terrorism.

Risks Related to Our Gas Distribution Business

●	Our gas distribution business is subject to numerous operational, regulatory and market risks that could adversely impact its financial performance and long-term viability.

●	We are dependent on the availability of raw materials, parts, and components used in our products.

●	Increases in the price of commodities could impact the cost or price of our products, which could impact our ability to sustain and grow earnings.

●	We may be subject to loss in market share and market acceptance as a result of performance failures, manufacturing errors, delays, or shortages.

●	The markets in which we operate are highly competitive, which could reduce sales and operating margins.

●	A substantial decrease in the price of gas could significantly lower our gross profit or cash flow.

●	If gas prices rise, we may be unable to pass along the cost increases to our customers.

●	We occasionally provide integrated gas distribution project management services in the form of long-term, fixed price contracts that may require us to assume additional risks associated with cost overruns, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.

●	Trends in gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

●	Our business is dependent on capital spending by our customers, and reductions in capital spending could have a material adverse effect on our gas distribution business, consolidated results of operations, and consolidated financial condition.

●	Constraints in the supply of, prices for, and availability of transportation of raw materials can have a material adverse effect on our gas distribution business and consolidated results of operations.

●	Demand for the products we distribute could decrease if the manufacturers of those products were to sell a substantial amount of goods directly to end users in the markets we serve.

●	Price reductions by suppliers of gas products sold by us could cause the value of our inventory to decline. Also, such price reductions could cause our customers to demand lower sales prices for these products, possibly decreasing our margins and profitability on sales to the extent that our inventory of such products was purchased at the higher prices prior to supplier price reductions, and we are required to sell such products to our customers at the lower market prices.

●	Our operations are subject to hazards inherent in the gas industry and, as a result, we are exposed to potential liabilities that may affect our financial condition and reputation.

●	We are subject to increased risks associated with our investments in emerging markets, particularly in the Middle East region and specifically in the UAE. These risks encompass significant political, social, and economic uncertainties in the region. Given the volatile nature of these markets, instabilities in these regions could significantly adversely affect the value of our investments.

●	We are exposed to risks from potentially unpredictable legal and regulatory environments in the UAE and Middle East region.

●	We are exposed to risks arising from potential changes in the UAE’s visa legislation, which could adversely impact our business operations.

●	We are subject to risks associated with potential unlawful or arbitrary governmental actions in the UAE, which could negatively impact our operations and financial performance.

●	We are subject to the risk of international sanctions, which could significantly impact our business activities, results of operations and financial condition.

Risks Related to the Ownership of Our Securities

●	We may not be able to maintain a listing of the Class A Ordinary Shares and publicly-traded warrants on Nasdaq.

●	Our operating results and share price may fluctuate, and you could lose all or part of your investment.

●	We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class A Ordinary Shares. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under Irish law.

●	In certain limited circumstances, dividends paid by the Company may be subject to Irish dividend withholding tax.

●	Class A Ordinary Shares or publicly-traded warrants received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

●	A transfer of the Class A Ordinary Shares or publicly-traded warrants, other than one effected by means of the transfer of book-entry interests in the Depositary Trust Company, may be subject to Irish stamp duty.

●	If the Class A Ordinary Shares or publicly-traded warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Class A Ordinary Shares and publicly-traded warrants may be disrupted.

●	Irish law differs from the laws in effect in the United States and U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management.

●	The jurisdiction and choice of law clauses set forth in the Company’s Amended and Restated Warrant Agreement, and the Company’s status as an Irish company, may have the effect of limiting the ability of a holder of our publicly-traded warrants to effectively pursue its legal rights against the Company in any United States court.

●	An investment in our securities may result in uncertain U.S. federal income tax consequences.

●	As an Irish public limited company, certain capital structure decisions regarding the Company will require the approval of the shareholders of the Company, which may limit the Company’s flexibility to manage its capital structure.

●	Provisions of the Company’s constitution, as well as provisions of Irish law, could make an acquisition of us more difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of the Class A Ordinary Shares.

●	Attempted takeovers of the Company will be subject to the Irish Takeover Rules and will be under the supervisory jurisdiction of the Irish Takeover Panel. Accordingly, the Company’s board of directors may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

Risks Related to Our Business

The Company’s recent restructuring may fail to prevent the long-term continuation of its history of net losses.

The Company has historically incurred significant net losses and anticipates that these losses may continue for at least the next 12 to 18 months as it navigates a period of substantial transition. The Company’s financial results have been impacted by multiple factors. Historically, the Company’s business model centered around the development and sale of its “green hydrogen” technology solutions. However, on November 11, 2024, Fusion Fuel Portugal, which operated substantially all of our former business activities, filed for insolvency in Portugal. As a result, the production and sale of our green hydrogen product line and related R&D activities ceased and will no longer be continued. On November 26, 2024, we closed on the acquisition of a 69.36% stake in QIND, a company primarily operating as a gas distributor through its 51% ownership of Al Shola Gas. These recent structural changes introduce significant uncertainties, particularly regarding revenue generation and cost management.

The Company must successfully integrate new business units and establish its revised strategy focused on providing full-service energy engineering and advisory solutions, as well as industrial gas applications. Our planned hydrogen business has recently been incorporated and has generated no revenues. While Al Shola Gas, the Company’s newly-acquired indirect subsidiary through its acquisition of QIND, has historically generated revenue, there is no assurance that it will continue to do so or that such revenues will offset the losses that our hydrogen business may incur, or that the Company’s acquisition of QIND will not fail due to certain post-closing conditions and other acquisition risks. There is also no assurance that the planned hydrogen business will ever be able to generate meaningful revenue or achieve profitability.

There is also a risk that if the Company fails to achieve profitability within a reasonable timeframe, it may be required to undertake additional cost-cutting measures, restructure its operations further, or seek additional financing under unfavorable terms, including potentially dilutive equity offerings. The continued incurrence of losses and the lack of assurance regarding future profitability may have a material adverse effect on the Company’s stock price, investor confidence, and ability to attract and retain business partners, further affecting its long-term viability.

Given these factors, the Company’s ability to become profitable remains uncertain, and there can be no assurance that it will be able to generate sufficient revenues, secure additional funding, or reduce its operational expenses to a level that would allow it to achieve and sustain profitability in the foreseeable future.

The Company’s shift in business strategy may not yield the intended results.

The Company’s previous business model was rooted in proprietary technology development, while its planned focus on engineering services, advisory solutions, and industrial gas applications places it in highly competitive industries. The market for energy engineering and advisory solutions is mature, with numerous well-established competitors that have significant operational experience, customer relationships, and brand recognition. Unlike its prior focus on innovation and proprietary hydrogen solutions, the Company must now compete based on service quality, cost-effectiveness, and operational efficiency. There is no guarantee that the Company will be able to establish a competitive market position or differentiate itself effectively.

Additionally, the Company’s ongoing restructuring efforts require significant investments in operational integration, workforce realignment, and technology adaptation. The transition to an advisory and engineering service-based business model may necessitate additional expenditures before any meaningful revenue generation can be realized. As a result, the Company may continue to incur operating losses, and its cash flow from operations may remain negative for an extended period.

The Company’s ability to achieve profitability is further complicated by its reliance on securing new contracts, successfully penetrating new markets, and maintaining compliance with regulatory requirements in multiple jurisdictions. Moreover, the Company’s access to financing remains a critical factor in sustaining operations. The Company’s ability to access necessary capital depends on market conditions, investor confidence, and meeting contractual conditions. Any delays or restrictions in accessing these funds could further exacerbate financial challenges and extend the period during which the Company remains unprofitable.

The Company may face challenges in integrating QIND and realizing expected synergies.

The acquisition of a 69.36% stake in QIND marks a major shift in the Company’s business strategy, transitioning from proprietary hydrogen technology to energy engineering, advisory solutions, and industrial gas distribution. This integration presents significant challenges, including aligning business strategies, consolidating financial reporting, and managing leadership changes. Any failure to integrate operations efficiently, achieve expected cost synergies, or navigate regulatory complexities could lead to financial strain, reduced investor confidence, and operational inefficiencies.

Successfully executing this transition depends on effective workforce integration, streamlined operations, and the ability to leverage synergies between the Company’s planned and existing businesses. Unforeseen integration costs, regulatory compliance risks, and difficulties in generating revenue could further delay profitability. If the anticipated strategic benefits fail to materialize, the acquisition could weaken the Company’s financial position rather than strengthen it, resulting in prolonged losses, additional financing needs, and increased market volatility.

In addition, the acquisition of the Company’s stake in QIND is subject to certain post-closing conditions, including obtaining shareholder approval for the conversion of the Series A Preferred Shares into Class A Ordinary Shares, securing Nasdaq listing clearance, and consummating the planned merger of QIND into a newly formed wholly owned subsidiary of the Company. As consideration for the Company’s stake in QIND, the Company issued certain QIND shareholders 3,818,969 Class A Ordinary Shares, constituting 19.99% of the issued and outstanding Company’s Class A Ordinary Shares, and an aggregate of 4,171,327 Series A Preferred Shares, with provisions for the Series A Preferred Shares to convert into 41,713,270 Class A Ordinary Shares, subject to adjustment, upon the later of shareholder approval and Nasdaq listing clearance (the “Preferred Shares Conversion”). If the Company fails to meet certain conditions within the specified timeframes, including obtaining shareholder approval for the conversion of the Series A Preferred Shares, it may be required to unwind the transaction, repurchase the Company’s shares from the former QIND shareholders, and return the acquired shares. Such an outcome would result in substantial financial and operational disruption, including potential liquidity constraints, increased debt obligations, legal disputes, and damage to the Company’s reputation.

The Company and QIND will incur substantial costs related to the merger and integration of their businesses.

The Company and QIND have incurred and expect to incur a number of non-recurring costs in furtherance of the legal requirements to consummate the merger and integration of their businesses, including legal, financial advisory, accounting, consulting, and other advisory fees; regulatory filing fees; financial printing and other transaction-related costs. Additionally, there may be ongoing expenses related to facilities and systems consolidation, employment-related obligations, and efforts to maintain employee morale and retain key personnel. These costs may stem from the complex integration of numerous processes, policies, operations, technologies, and systems across areas such as purchasing, accounting, finance, payroll, compliance, treasury and vendor management, risk management, business operations, pricing, and employee benefits.

While the Company and QIND estimate a certain level of integration costs, many factors beyond their control could increase the total amount and timing of these expenses. Additionally, many of these costs are inherently difficult to estimate with precision. As a result, assuming that the merger of the Company and QIND becomes effective, the combined company may need to take charges against earnings following their merger, and the amount and timing of such charges are uncertain. There can be no assurance that the transaction and integration costs will not outweigh any benefits of the merger and integration, assuming that they occur.

The unaudited pro forma combined consolidated financial information of the Company and QIND is preliminary and the actual consideration received in the acquisition of a 69.36% stake in QIND or in the projected acquisition of the other outstanding capital shares of QIND, as well as the actual financial condition and results of operations of the combined company, may differ materially.

The unaudited pro forma combined consolidated financial information of the Company and QIND that was attached as Exhibit 99.6 to the Report on Form 6-K/A that was furnished by the Company to the SEC on March 10, 2025, and of which this document is an exhibit, was presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the acquisition of a 69.36% stake in QIND or in the projected acquisition of the other outstanding capital shares of QIND been completed on the dates indicated. The unaudited pro forma combined consolidated financial information reflects adjustments, which are based upon preliminary estimates. Among other things, the actual value of the consideration that the Company receives may vary significantly from the value used in preparing the unaudited pro forma combined consolidated financial information. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in the unaudited pro forma combined consolidated financial information.

The Company’s and QIND’s directors, executive officers and principal shareholders will have substantial control over the Company after the Preferred Shares Conversion and the consummation of the merger of QIND with the Company, which could limit other stockholders’ ability to influence the outcome of corporate matters and key transactions, including a change of control.

Upon the consummation of the Preferred Shares Conversion and the merger of QIND with the Company, the Company’s executive officers, directors and principal shareholders and their affiliates are expected to own more than 70.0% of the outstanding Class A Ordinary Shares. This significant concentration of ownership may have a negative impact on the trading price of the Class A Ordinary Shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders. In addition, these shareholders will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from other shareholders of the Company and may vote in a way with which other shareholders of the Company disagree and which may be adverse to the Company’s interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of the Company, could deprive the Company’s shareholders of an opportunity to receive a premium for their common stock as part of a sale of the Company and might ultimately affect the market price of the Class A Ordinary Shares.

Certain of the Company’s and QIND’s directors and executive officers may have other interests that may differ from, or are in addition to, the interests of the Company’s shareholders.

In addition to the conflicts of interest described above, the Company’s shareholders should be aware that some of the Company’s and QIND’s directors and executive officers may have other interests and arrangements that are different from, or in addition to, those of the Company’s shareholders. These interests and arrangements may create potential conflicts of interest.

We are in default under one of our promissory notes, and our failure to pay the required redemption price may result in a material adverse effect on our financial condition and business operations.

On November 11, 2024, Fusion Fuel Portugal entered into insolvency proceedings. A convertible promissory note issued by the Company to an investor on May 7, 2024 in the original principal amount of $1,150,000 (the “May 2024 Note”) provides for certain customary events of default, including, among other things, the bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors that are instituted by or against the Company or any subsidiary of the Company (a “Bankruptcy Event of Default”). As a result of the commencement of the insolvency proceedings, on November 11, 2024, a Bankruptcy Event of Default may be deemed to have occurred under the terms of the May 2024 Note.

Upon the occurrence of a Bankruptcy Event of Default, the Company must promptly pay to the holder of the May 2024 Note an amount in cash representing (i) all outstanding principal, unpaid interest and unpaid late charges on such principal and interest accrued up to the date of redemption, multiplied by (ii) 125%, in addition to any and all other amounts due. After the occurrence and during a Bankruptcy Event of Default, the May 2024 Note will accrue interest at the rate of 18.0% per annum. As of the date of the commencement of the insolvency proceedings, the outstanding balance under the May 2024 Note was approximately $140,000. As a result of the Bankruptcy Event of Default, the Company became liable to the holder of the May 2024 Note for at least $175,000.

On November 25, 2024, the holder of the May 2024 Note notified the Company of the Bankruptcy Event of Default. The Company has commenced discussions with the holder of the May 2024 Note concerning a forbearance agreement or waiver. However, there can be no assurance that the Company will reach any agreement or obtain any waiver. As of the date of this prospectus, the Company has not reached any agreement or obtained any waiver with respect to this matter.

In addition, as a result of our entry into the Securities Purchase Agreement, dated as of January 10, 2025 (the “January 2025 Purchase Agreement”), with certain institutional investors, the issuance of the January 2025 Notes (as defined below), our entry into the Securities Purchase Agreement, dated as of February 28, 2025 (the “February 2025 Purchase Agreement”), and the issuance of the March 2025 Notes (as defined below), we may also be in breach of a restrictive covenant under the May 2024 Note prohibiting the Company from incurring additional indebtedness under the May 2024 Note except under certain circumstances. The January 2025 Purchase Agreement provides that on or before February 9, 2025, unless extended with the written consent of the Required Holders (as defined in the January 2025 Purchase Agreement), the Company is required to obtain the consent of the holder of the May 2024 Note to the transactions contemplated by the January 2025 Purchase Agreement and the specified transaction documents. The February 2025 Purchase Agreement provides that on or before April 2, 2025, unless extended with the written consent of the Required Holders (as defined in the February 2025 Purchase Agreement), the Company is required to obtain the consent of the holder of the May 2024 Note to the transactions contemplated by the February 2025 Purchase Agreement and the specified transaction documents. As of the date of this report, we have not obtained such consent.

If we are unable to obtain a waiver or forbearance from the May 2024 Note holder on its loan, we may continue to be liable for the repayment of the entire May 2024 Note’s balance, including default interest, late charges, and the redemption premium described above, which may have a material adverse impact on our business, operations or financial condition.

Our current level of indebtedness could adversely affect our financial condition or liquidity, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

As of the date of this document, we had outstanding indebtedness totaling more than $2 million, compared to total cash of less than $1 million and 2023 comprehensive loss of approximately €31.0 million. Our current level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness and other financial commitments. The level of our indebtedness and other financial commitments could have other important consequences for our business, including:

●	making it more difficult for us to satisfy our obligations with respect to indebtedness and other financial commitments;

●	increasing our vulnerability to adverse changes in general economic, industry, and competitive conditions;

●	requiring us to dedicate a significant portion of our cash flows from operations to make payments on our indebtedness and other financial commitments, thereby reducing the availability of our cash flows to fund working capital and other general corporate purposes;

●	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

●	restricting us from capitalizing on business opportunities;

●	placing us at a competitive disadvantage compared to our competitors that have less debt;

●	limiting our ability to borrow additional funds for working capital, acquisitions, debt service requirements, execution of our business strategy, or other general corporate purposes;

●	requiring us to provide additional credit support, such as letters of credit or other financial guarantees, to our customers or suppliers, thereby limiting our availability of funds;

●	limiting our ability to enter into certain commercial arrangements because of concerns of counterparty risks; and

●	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors that have less debt.

The occurrence of any one or more of these circumstances could have a material adverse effect on us.

Our ability to make scheduled payments on and to refinance our indebtedness, including on our outstanding promissory notes, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business, and other factors (many of which are beyond our control), including the availability of financing in the international banking and capital markets. We cannot be certain that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, including the outstanding notes, to refinance our debt, or to fund our other liquidity needs.

If we are unable to meet our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, including the outstanding notes. Failure to successfully restructure or refinance our debt could cause us to default on our debt obligations and would impair our liquidity. Our ability to restructure or refinance our debt will depend on the condition of the capital markets, which is outside of our control, and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Moreover, in the event of a default of our debt service obligations, if not cured or waived, the holders of our outstanding promissory notes could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest and late charges, based on a formula that will require a fixed or variable additional amount to be paid in addition to unpaid principal, interest and late charges. Our assets or cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Any such default, event of default if not cured or waived, or declaration of acceleration could force us into bankruptcy, reorganization, insolvency, or liquidation.

Our promissory notes and any other credit or similar agreements into which we may enter in the future may restrict our operations, particularly our ability to respond to changes or to take certain actions regarding our business.

Our promissory notes contain a number of restrictive covenants that impose operating and financial restrictions on us and limit our ability to engage in acts that may be in our long-term interest, including restrictions on our ability to incur or repay other debt, create liens and encumbrances, engage in certain fundamental changes, dispose of assets, repurchase our stock, and engage in transactions with affiliates, in each case subject to limitations and exceptions.

Our promissory notes also contain customary events of default, such as the failure to pay obligations when due, failure to issue shares upon conversions as required, a material breach of representations and warranties or covenants, the initiation of bankruptcy or insolvency proceedings by the Company or its subsidiaries, and defaults on other indebtedness. In the event of a default of our debt service obligations, if not cured or waived, the holders of the applicable indebtedness, including holders of our outstanding notes, could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest and late charges, based on a formula that will require a fixed or variable additional amount to be paid in addition to unpaid principal, interest and late charges. Our assets or cash flows may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Any such default, event of default if not cured or waived, or declaration of acceleration could force us into bankruptcy, reorganization, insolvency, or liquidation.

Our promissory notes are convertible into Class A Ordinary Shares. Our promissory notes contain full-ratchet antidilution provisions, i.e., the conversion price under our promissory notes will be reduced to equal any lower price per share of any securities issued by the Company, subject to certain exceptions. As a result, we may be unable to raise needed capital from investors seeking prices at a discount to the conversion prices of our outstanding convertible securities. If we are able to sell securities at a lower price than the applicable conversion price under our promissory notes, the effect of the full-ratchet provisions under our promissory notes may cause significant dilution to our existing shareholders.

As a result of these restrictions and default conditions, we may be limited in how we conduct business, unable to raise additional debt or equity financing to operate during general economic or business downturns, or unable to compete effectively or to take advantage of new business opportunities. In the event that our promissory notes’ holders accelerated the repayment of borrowings, we may not have sufficient assets to repay that indebtedness. Any forced repayment under our promissory notes would likely have a material adverse effect on us, potentially including forcing us into bankruptcy or liquidation.

In addition, we may enter into other credit agreements or other debt arrangements from time to time which contain similar or more extensive restrictive covenants and events of default, in which case we may face similar or additional limitations as a result of the terms of those credit agreements or other debt arrangements.

We will need to obtain additional funding to continue operations. If we fail to obtain the necessary financing or fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations and we may be forced to significantly delay, scale back or discontinue our operations.

We will require additional capital to fund our operations, and if we fail to obtain necessary financing, our business plan may not be successful.

Our operations have consumed substantial amounts of cash since inception, and we expect they will continue to consume substantial amounts of cash as we aggressively build our platform and our internal marketing, compliance and other administrative functions. We will require additional capital to maintain our business operations, and we may also need to raise additional funds sooner if our operating and other expenses are higher than we expect.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we currently expect.

A lack of available capital may prevent us from expanding our operations or otherwise capitalizing on our business opportunities, or to remain in operation. As a result, our business, financial condition and results of operations could be materially adversely affected.

We have a substantial amount of goodwill and intangible assets on our balance sheet. Future write-offs of goodwill and intangible assets may have the effect of decreasing our earnings or increasing our losses.

Our assets have grown recently through the acquisition of a controlling interest in QIND as of November 26, 2024. As a result of this acquisition, as of November 26, 2024, our goodwill and intangible assets were approximately $11.4 million, or 68.9% of total assets on a pro forma basis. Under existing accounting standards, we are required to periodically review goodwill assets for possible impairment. In the event that we are required to write down the value of any assets under these standards, it may materially and adversely affect our operating results, financial condition, and the price of our common stock.

Our business operations may be adversely affected by information systems interruptions or cybersecurity intrusions.

We depend on various information technologies to administer, store, and support multiple business activities. If these systems are damaged, cease to function properly or are subject to cybersecurity attacks, such as those involving unauthorized access, malicious software and/or other intrusions, we could experience production downtimes, operational delays, other detrimental impacts on operations or the ability to provide products and services to its customers, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems or networks, financial losses from remedial actions, loss of business or potential liability, penalties, fines and/or damage to our reputation. Our systems, networks, products, and services remain potentially vulnerable to known or unknown threats, any of which could have a material adverse effect on the Company and its financial condition or results of operations. Further, given the unpredictability, nature, and scope of cybersecurity attacks, it is possible that potential vulnerabilities could go undetected for an extended period. We have currently not been subject to cybersecurity breaches in our supply chain, software, or services used in our products, services, or business. A severe future cybersecurity incident in our supply chain could however reduce sales, operating margins, and overall financial performance.

The success of our business depends on our ability to maintain and enhance our reputation and brand.

We believe that our reputation in our industry is of significant importance to the success of our business. A well-recognized brand is critical to increasing our customer base and, in turn, increasing our revenue. Since the industry is highly competitive, our ability to remain competitive depends to a large extent on our ability to maintain and enhance our reputation and brand, which could be difficult and expensive. To maintain and enhance our reputation and brand, we need to successfully manage many aspects of our business, such as cost-effective marketing campaigns to increase brand recognition and awareness in a highly competitive market. We cannot assure you, however, that these activities will be successful and achieve the brand promotion goals we expect. If we fail to maintain and enhance our reputation and brand, or if we incur excessive expenses in our efforts to do so, our business, financial conditions and results of operations could be adversely affected.

Our long-term success depends, in part, on our ability to operate and expand internationally, and our business is susceptible to risks associated with international operations.

We plan to continue our efforts to expand globally, in jurisdictions where we do not currently operate. We expect international operations and export sales to continue to constitute the majority of our sales and assets in the foreseeable future. Managing a global organization is difficult, time consuming and expensive, and any international expansion efforts that we undertake may not be profitable in the near or long term. Although we have operating experience in many foreign jurisdictions, we must still continue to make significant investments to build our international operations. Our sales from international operations and sales from export are both subject in varying degrees to risks inherent in doing business outside the United States. These risks include the following:

●	Costs, risks, and uncertainties associated with tailoring our services in international jurisdictions as needed to better address both the needs of customers and the threats of local competitors;

●	Risks of economic instability, including due to inflation;

●	Uncertainties in forecasting revenues and expenses in markets where we have not previously operated;

●	Costs and risks associated with local and national laws and regulations governing the industries in which we operate, health and safety, climate change and sustainability, and labor and employment;

●	Operational and compliance challenges caused by distance, language, and cultural differences;

●	Costs and risks associated with compliance with international tax laws and regulations;

●	Costs and risks associated with compliance with the U.S. Foreign Corrupt Practices Act and other laws in the United States related to conducting business outside the United States, as well as the laws and regulations of non-U.S. jurisdictions governing bribery and other corrupt business activities;

●	Costs and risks associated with human trafficking, modern slavery and forced labor reporting, training and due diligence laws and regulations in various jurisdictions;

●	Currency exchange rate fluctuations and restrictions on currency repatriation;

●	Competition with companies that understand the local market better than we do or that have preexisting relationships with regulators and customers in those markets;

●	Adverse effects resulting from the United Kingdom’s exit from the European Union (commonly known as “Brexit”);

●	Reduced or varied protection for intellectual property rights in some countries;

●	Disruption of operations from labor and political disturbances;

●	Withdrawal from or renegotiation of international trade agreements and other restrictions on the trade between the United States and other countries;

●	Changes in tariff and trade barriers; and

●	Geopolitical events, including natural disasters, climate change, public health issues, political instability, terrorism, insurrection, or war.

Entry into certain transactions with foreign entities now or in the future may be subject to government regulations, including review related to foreign direct investment by U.S. or foreign government entities. If a transaction with a foreign entity is subject to regulatory review, such regulatory review might limit our ability to enter into the desired strategic alliance and thus our ability to carry out our long-term business strategy.

Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability and could instead result in increased costs without a corresponding benefit. We cannot guarantee that our international operations or expansion efforts will be successful.

Risks associated with climate change and other environmental impacts, and increased focus and evolving views of our customers, shareholders, and other stakeholders on climate change issues, could negatively affect our business and operations.

The effects of climate change create short and long-term financial risks to our business, both in the UAE as a result of our acquisition of QIND and its ownership of 51% of Al Shola Gas, and globally. We have significant operations located in regions that have been, and may in the future be, exposed to significant weather events and other natural disasters. Climate-related changes can increase variability in or otherwise impact natural disasters, including weather patterns, with the potential for increased frequency and severity of significant weather events (e.g., flooding, hurricanes, and tropical storms), natural hazards (e.g., increased flooding risk), rising mean temperature and sea levels, and long-term changes in precipitation patterns (e.g., drought, desertification, and/or poor water quality). We expect climate change could affect our facilities, operations, employees, and communities in the future, particularly at facilities in coastal areas and areas prone to extreme weather events and water scarcity. Our suppliers are also subject to natural disasters that could affect their ability to deliver or perform under our contracts, including as a result of disruptions to their workforce and critical infrastructure. Disruptions also impact the availability and cost of materials needed for manufacturing and could increase insurance and other operating costs.

Increased worldwide focus on climate change has led to legislative and regulatory efforts to combat both potential causes and adverse impacts of climate change, including regulation of greenhouse gas emissions. New or more stringent laws and regulations related to greenhouse gas emissions and other climate change related concerns may adversely affect us, our suppliers, and our customers. Some of our facilities are, for example, engaged in manufacturing processes that produce greenhouse gas emissions, including carbon dioxide, or rely on products from others that do so. We have worked for years to reduce our reliance on fossil-based energy sources, to decrease our greenhouse gas emissions, to reduce our consumption of water and production of waste, and to ensure our compliance with environmental regulations where we operate, enhancing our record of environmental sustainability. However, new and evolving laws and regulations could mandate different or more restrictive standards, could require capital investments to transition to low carbon technologies, could adversely impact our ongoing operations, and could require changes on a more accelerated time frame. Our suppliers may face similar challenges and incur additional compliance costs that are passed on to us. These direct and indirect costs may adversely impact our results.

We may be adversely affected by the effects of inflation.

Inflation in wages, materials, parts, equipment, and other costs has the potential to adversely affect our results of operations, cash flows and financial position by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers for our products and services. In addition, the existence of inflation in the economy has the potential to result in higher interest rates, which could result in higher borrowing costs, supply shortages, increased costs of labor, weakening exchange rates and other similar effects. We have experienced inflationary pressures on our supply chain due to increased shipping costs, increased energy prices for manufacture of our commercial products as well as increased prices from suppliers of raw materials. We have so far been able to offset inflationary pressure to consumers, but it cannot be guaranteed that our results of operations will not be adversely affected by inflation in the future and could reduce sales, operating margins, and overall financial performance.

Relatively high interest rates may adversely impact our business.

Due to recent increases in inflation, the U.S. Federal Reserve has raised its benchmark interest rate. Increases in the federal benchmark rate have resulted in an increase in market interest rates, which may increase our interest expense and the costs of refinancing any existing indebtedness or obtaining new debt. Consequently, relatively high interest rates will increase cost of capital and the cost of borrowings for any other corporate purpose. As a result, if we need or seek significant borrowings and interest rates remain elevated or increase, the cost of such borrowing to us could be significant, which may have a significant adverse impact on our financial condition and results of operations.

Significant fluctuations in foreign currency exchange rates may harm our financial results.

We are exposed to fluctuations in foreign currency exchange rates. Any significant change in the value of the currencies of the countries in which we do business could affect our ability to sell products and services competitively and control our cost structure, which could have a material adverse effect on our results of operations.

We may not have adequate insurance for potential liabilities, including liabilities arising from litigation.

In the ordinary course of business, we have and, in the future, may become the subject of various claims, lawsuits and administrative proceedings seeking damages or other remedies concerning our commercial operations, the products we distribute, employees and other matters, including potential claims by individuals alleging exposure to hazardous materials as a result of the products we distribute or our operations. Some of these claims may relate to the activities of businesses that we have acquired, even though these activities may have occurred prior to our acquisition of such businesses. Our products and services are primarily for use in the energy industry, which is subject to inherent risks that could result in death, personal injury, property damage, pollution, or loss of production. In addition, defects in our products or services could result in death, personal injury, property damage, pollution or damage to equipment and facilities. Actual or claimed defects in our products or services may give rise to claims against us for losses and expose us to claims for damages.

We maintain insurance to cover certain of our potential losses, and we are subject to various self-retentions, deductibles, and caps under our insurance. It is possible, however, that judgments could be rendered against us in cases in which we would be uninsured and beyond the amounts that we currently have reserved or anticipate incurring for such matters. Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we may not be able to continue to obtain insurance on commercially reasonable terms in the future, and we may incur losses from interruption of our business that exceed our insurance coverage. Finally, even in cases where we maintain insurance coverage, our insurers may raise various objections and exceptions to coverage which could make uncertain the timing and amount of any possible insurance recovery.

Changes in tax laws or exposure to additional income tax liabilities could have a material impact on our company, the results of operations, financial conditions and cash flows.

We are subject to income taxes, as well as non-income-based taxes in the jurisdictions in which we operate, as well as other jurisdictions in which we intend to have operations. The tax laws in these jurisdictions could change on a prospective or retroactive basis, and any such changes could adversely affect us and our effective tax rate.

Taxation regulation in territories around the world can also change. Furthermore, any changes made by tax authorities, together with other legislative changes, could lead to disagreements between jurisdictions with respect to the proper allocation of profits between such jurisdictions. We therefore continuously monitor changes to tax regulation and double tax treaties between the territories in which we operate. We also maintain a comprehensive transfer pricing policy to govern the flow of funds between various tax territories.

We are further subject to ongoing tax audits in the various jurisdictions in which we operate. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provisions. However, there can be no assurance that we will accurately predict the outcomes of these audits, which could have a material impact on our business, financial condition, results of operations, and cash flows.

While we have recorded reserves for potential payments to various tax authorities related to uncertain tax positions, the calculation of such tax liabilities involves the application of complex tax regulations in many jurisdictions. Therefore, any dispute with a tax authority may result in payment that is significantly different from our estimates. If the payment proves to be less than the recorded reserves, the reversal of the liabilities would generally result in tax benefits being recognized in the period when we determine the liabilities to be no longer necessary. Conversely, if the payment proves to be more than the reserves, we could incur additional charges, and these could have a materially adverse effect on the business, financial condition, results of operations, and cash flows.

During the course of the audit of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. If we fail to establish and maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of the Class A Ordinary Shares may be adversely impacted.

We are subject to reporting obligations under U.S. securities laws. The SEC adopted rules pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting.

We, in connection with the preparation of our consolidated financial statements for the fiscal year ended December 31, 2023, identified the following material weaknesses: (1) clearly defined control processes, roles and segregation of duties and sufficient financial reporting and accounting personnel within our business processes to ensure appropriate financial reporting, and (2) the design and operating effectiveness of IT general controls for information systems that are significant to the preparation of our consolidated financial statements. See Item 15. Controls and Procedures -Disclosure Controls and Procedures”. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness. However, measures that we implement may not fully address the material weaknesses in our internal control over financial reporting and we may not be able to conclude that the material weaknesses have been fully remedied.

Failure to correct the material weaknesses and other control deficiencies or failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of the Class A Ordinary Shares, may be materially and adversely affected. Due to the material weaknesses in our internal control over financial reporting as described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2023. This could adversely affect the market price of the Class A Ordinary Shares due to a loss of investor confidence in the reliability of our reporting processes.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly John-Paul Backwell, our Chief Executive Officer; Frederico Figueira de Chaves, our Interim Chief Financial Officer, Chief Strategy Officer and Head of Hydrogen Solutions and a director of the Company; and Jeffrey E. Schwarz, the Chairman of our board of directors. Our executive officers or key employees could terminate their employment with us at any time without penalty. In addition, we do not maintain key person life insurance policies on any of our employees or any of our contract parties. The loss of one or more of these executive officers or key employees could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

If we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could be harmed.

We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering, and sales personnel. The loss of members of our key personnel, whether voluntarily or involuntarily, could significantly limit our ability to achieve its strategic objectives by delaying the development and introduction of our products and services and negatively impact our business, prospects, and operating results. Our future success also depends on our ability to attract, retain and motivate highly skilled employees, particularly employees with electrical and/or mechanical engineering skills or gas management specialties that would enable us to effectively deliver our hydrogen and gas distribution solutions to clients on time and on budget, as well as client relationship managers with relevant regional and international experience. Competition for these executives in our industry is intense and we may experience difficulty in recruiting and retaining such individuals. Many of the companies with which we compete for experienced executives and key personnel also have greater resources than we have. As a result, we may be unable to attract or retain the industry professionals that are critical to our success, resulting in harm to our key client relationships, loss of key information, expertise or know-how and unanticipated recruitment and retaining costs. Additionally, our ability to achieve revenue growth in the future will depend, in part, on our success in recruiting and retaining client development executives. Such executives may require significant on-boarding time and effort in order to achieve full productivity, which may impair business and revenue growth. Additionally, the loss of the services of our key personnel could make it more difficult to successfully operate its business and pursue our business goals. In addition, we do not have “key person” life insurance policies covering any of our key employees.

We are a holding company. Our material assets are our cash balances, loans receivables from our direct subsidiaries and equity interest in our direct and indirect subsidiaries and we are accordingly dependent upon distributions from them to pay taxes and cover our corporate and other overhead expenses.

We are a holding company and will have no material assets other than our cash balances and equity interest in our direct and indirect subsidiaries. We have no independent means of generating revenue. To the extent that we need funds and a subsidiary is restricted from making such distributions or payment under applicable law or regulation or under the terms of any financing arrangements due to restrictive covenants or otherwise, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Risks Related to Our Planned Hydrogen Business

Demand for hydrogen engineering and advisory services is uncertain and dependent on government policies.

The Company’s planned hydrogen business is highly dependent on the growth and adoption of hydrogen as a viable energy source. While global decarbonization efforts and policy initiatives support hydrogen development, the pace and scale of adoption remain uncertain. Many hydrogen projects rely on government incentives, grants, and regulatory mandates to be economically viable. Any reduction, delay, or withdrawal of such incentives could significantly impact demand for the Company’s services. Additionally, competition from alternative energy sources, such as battery storage and traditional renewables, may limit market growth, making it difficult for the Company to secure a strong customer base. If the hydrogen industry does not expand as anticipated, the Company’s ability to generate revenue and achieve profitability could be adversely affected.

The Company will face intense competition in the hydrogen engineering and advisory services sector.

The hydrogen industry is becoming increasingly competitive, with numerous established energy companies and engineering firms offering similar services. Many of these competitors have greater financial resources, established customer relationships, and extensive industry expertise, which may make it difficult for the Company to secure contracts and differentiate itself in the market. The Company’s ability to compete depends on its ability to demonstrate technical expertise, secure strategic partnerships, and deliver cost-effective solutions. Additionally, if competitors gain market dominance, the Company may struggle to maintain pricing power, reducing its potential profitability. Failure to compete effectively in this rapidly evolving sector could result in lower-than-expected revenue and limit the Company’s long-term viability.

Supply chain disruptions and cost increases could negatively impact the Company’s hydrogen business.

The Company’s ability to execute hydrogen projects efficiently will depend on the availability of critical components, including electrolyzers, storage systems, and engineering materials. Global supply chain disruptions, inflationary pressures, tariffs, or shortages in key materials could lead to increased project costs and delays, reducing profitability. Additionally, sourcing specialized hydrogen-related equipment may require long lead times, which could impact project execution schedules and result in penalties or contract cancellations. The Company must also manage currency fluctuations and geopolitical risks that could affect its supply chain. If the Company is unable to secure reliable supply channels or mitigate cost increases, its financial condition and ability to compete in the hydrogen market could be significantly impacted.

The Company’s hydrogen business will be subject to complex and evolving regulatory requirements.

Hydrogen production, storage, and transportation are heavily regulated industries, requiring multiple permits, safety certifications, and compliance with environmental laws. The Company must adhere to stringent regulatory standards across different jurisdictions, which could lead to delays, increased compliance costs, or restrictions on project development. Additionally, evolving policies on hydrogen safety, emissions, and energy infrastructure could impose new compliance burdens that require costly operational adjustments. Failure to obtain necessary approvals or comply with applicable laws could result in project cancellations, legal liabilities, or fines, materially impacting the Company’s ability to execute its business strategy.

Legal and contractual risks could adversely impact the hydrogen business.

The Company’s hydrogen engineering and advisory business exposes it to potential legal risks, including contractual disputes, liability claims, and regulatory enforcement actions. Given the complexity of hydrogen projects, disagreements over project specifications, delays, or performance guarantees could result in costly litigation or reputational damage. Additionally, as hydrogen is a highly combustible gas, the Company must adhere to strict safety protocols to mitigate the risk of accidents, fires, or leaks. Any failure to meet safety standards could lead to liability claims, project cancellations, or regulatory penalties. If the Company becomes involved in legal disputes or compliance violations, it could face significant financial losses and operational disruptions.

The transition to a hydrogen advisory and engineering business may involve intellectual property risks.

As the Company shifts from proprietary hydrogen technology development to advisory and engineering services, it may face challenges related to intellectual property (IP) rights. The discontinuation of the HEVO product line and the insolvency of Fusion Fuel Portugal may lead to disputes over former IP assets, patents, or trade secrets. Additionally, the Company must ensure that it does not infringe on third-party IP while developing its planned hydrogen solutions. Any IP-related legal challenges could result in costly litigation, reputational harm, or limitations on the Company’s ability to commercialize its services. Protecting its IP while navigating potential disputes will be critical to the Company’s long-term success in the hydrogen industry. There is no assurance that the Company will succeed in protecting its IP, and if fails to do so, the Company’s results of operations and financial condition may be materially adversely affected.

If we are not able to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, developments associated with climate change concerns and energy mix transition, and technology trends, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced.

The market for our services is characterized by continual technological developments to provide better and more reliable performance and services. If we are not able to implement commercially competitive services in a timely manner in response to changes in the market, customer requirements, competitive pressures, developments associated with climate change concerns and energy mix transition, and technology trends, our business and consolidated results of operations could be materially and adversely affected, and the value of our intellectual property may be reduced. Likewise, if our proprietary technologies, equipment, facilities, or work processes become obsolete, we may no longer be competitive, and our business and consolidated results of operations could be materially and adversely affected.

Our ability to operate and our growth potential could be materially and adversely affected if we cannot attract, employ, and retain technical personnel at a competitive cost.

Many of the services that we provide and the products that we sell are complex and highly engineered and often must perform or be performed in harsh conditions. We believe that our success depends upon our ability to attract, employ, and retain technical personnel with the ability to design, utilize, and enhance these services and products. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our cost structure could increase, our margins could decrease, and any growth potential could be impaired.

If we are unable to keep pace with technology developments in our industry, this could adversely affect our ability to win, maintain and grow market share.

The energy industry is subject to the introduction of new technologies, some of which may be subject to patent or other intellectual property protections. We cannot be certain that we will be able to provide services relating to new technologies on a timely basis or at an acceptable cost. The energy industry is highly competitive and dominated by a few large players that have resources to invest in new technologies. Our ability to continually provide competitive solutions and services can impact our ability to win, maintain and grow our market share and to negotiate acceptable commercial terms with our potential clients. If we are unable to acquire or develop competitive technology or deliver it to our clients in a timely and cost-competitive manner in the markets we serve, it could adversely affect our financial condition, results of operations and cash flows.

Our hydrogen services activities are subject to a number of development risks, operational hazards, regulatory approvals and other risks which may not be fully covered by insurance, and which could cause cost overruns and delays that could have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

Siting, development, and delivery of hydrogen services are subject to the risks of delay or cost overruns inherent in any industrial development project resulting from numerous factors, including but not limited to the following:

●	Difficulties or delays in obtaining, or failure to obtain, sufficient debt or equity financing on reasonable terms;

●	Failure to obtain all necessary government and third-party permits, approvals and licenses for the construction and operation of any of the proposed facilities;

●	Failure to secure land plots and offshore sites required for the siting and construction of any of the proposed facilities;

●	Failure to enter into power purchase agreements that generate sufficient revenue to support the financing and operation of the project;

●	Difficulties in engaging qualified contractors necessary to the construction of the contemplated project;

●	Shortages of equipment, material or skilled labor;

●	Natural disasters and catastrophes, such as hurricanes, explosions, fires, floods, industrial accidents, hostile military action and terrorism;

●	Unscheduled delays in the delivery of ordered materials;

●	Work stoppages, industrial and labor disputes;

●	Competition with other domestic and international hydrocarbon fuel suppliers and alternative energy providers;

●	Political and regulatory change in the countries in which we operate;

●	Unanticipated changes in domestic and international marked demand for and supply of hydrogen, which will depend in part on supplies of and prices for alternative energy sources, coal, natural gas, LNG, crude oil and diesel, and the discovery of new sources of natural resources; and

●	Adverse general economic conditions.

Delays beyond the estimated development periods, as well as cost overruns, could increase the cost of completion beyond the amounts that are estimated, which could require additional sources of financing to fund the activities until the proposed project becomes operational (which could cause further delays). The need for more financing may also make the project uneconomic. Delays could also trigger penalties or termination of agreements with third parties, cause a delay in receipt of revenues projected from the project or cause a loss of one or more clients. As a result, any significant delay, whatever the cause, could be detrimental to our ability to provide valuable hydrogen services, and could therefore have a material adverse effect on our business, results of operations, financial condition, liquidity and prospects.

Our business is subject to the risks of earthquakes, fires, floods, tsunamis, pandemics, and other natural catastrophic events and to interruption by man-made problems such as technogenic catastrophic events, computer viruses or terrorism.

Hydrogen facilities and operations are vulnerable to damage or interruption from earthquakes, fires, floods, pandemics, power losses, natural gas explosions, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. For example, a significant natural disaster, such as a hurricane, earthquake, tsunami or flood, could have a material adverse effect on any hydrogen project, and insurance coverage may be insufficient to compensate us for losses that may occur. In addition, acts of terrorism, which may be targeted at power stations as crucial elements of a country’s infrastructure, could cause disruptions in our clients’ business or the economy as a whole. Hydrogen energy transport IT infrastructure may also be vulnerable to computer viruses, break-ins, denial-of-service attacks and similar disruptions from unauthorized tampering with our or our clients’ IT systems, which could lead to interruptions, delays and loss of critical data. We may not have sufficient protection or recovery plans in the event such a disaster should occur. As our clients rely heavily on physical infrastructure, computer and communications systems to conduct their business, such disruptions could negatively impact our ability to provide our hydrogen services and either directly or indirectly disrupt our clients’ or supplier’s businesses, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Gas Distribution Business

Our gas distribution business is subject to numerous operational, regulatory and market risks that could adversely impact its financial performance and long-term viability.

The Company’s gas distribution business, primarily operated through Al Shola Gas, is subject to various operational, regulatory, and market risks that could adversely impact its financial performance and long-term viability. The distribution of liquefied petroleum gas (“LPG”) and other industrial gases involves significant logistical challenges, including supply chain dependencies, fluctuating commodity prices, and transportation risks. Any disruptions in the supply of gas due to geopolitical instability, supplier constraints, or global market fluctuations could result in increased costs or an inability to meet customer demand, negatively affecting revenue and profitability. Additionally, the business must maintain extensive infrastructure, including storage facilities, transport fleets, and distribution networks, all of which require continuous investment and maintenance. Unexpected equipment failures, regulatory compliance issues, or safety incidents could lead to operational delays, legal liabilities, or reputational harm.

Moreover, the gas distribution industry is highly regulated, with stringent safety and environmental requirements governing the storage, handling, and transportation of flammable and hazardous materials. Compliance with evolving regulations may require costly upgrades to infrastructure, operational adjustments, or additional licensing, increasing the Company’s expenses. Non-compliance with these regulations could result in fines, operational restrictions, or liability claims in the event of accidents or environmental hazards. Additionally, as governments worldwide advocate for decarbonization and renewable energy alternatives, demand for LPG and other traditional gas products may decline over time, forcing the Company to adapt its business model or risk revenue erosion. If the Company fails to effectively manage these risks, its gas distribution business could face financial strain, operational challenges, and reduced market competitiveness.

We are dependent on the availability of raw materials, parts, and components used in our products.

While we manufacture certain parts and components used in our products, we also require substantial amounts of raw materials and purchases of certain parts and components from suppliers. The availability of and prices for raw materials, parts and components may be subject to curtailment or change due to, among other things, suppliers’ allocations to other purchasers, interruptions in production by suppliers, including due to geopolitical or civil unrest, unfavorable economic or industry conditions, labor disruptions, supply chain disruptions, catastrophic weather events, natural disasters, the occurrence of a contagious disease or illness, changes in exchange rates and prevailing price levels. Any change in the supply of, or price for, these raw materials or parts and components could materially affect us and our financial condition, results of operations and cash flow.

Increases in the price of commodities could impact the cost or price of our products, which could impact our ability to sustain and grow earnings.

Our manufacturing processes consume significant amounts of raw materials, the costs of which are subject to worldwide supply and demand factors, as well as other factors beyond our control. Raw material price fluctuations may adversely affect our results. We purchase, directly and indirectly through component purchases, significant amounts of plastic, aluminum, steel, and other raw materials. In the past raw material prices have experienced volatility. Commodity pricing has fluctuated over the past few years and may continue to do so in the future. Such fluctuations could have a material effect on our results of operations, balance sheets and cash flows and impact the comparability of our results between financial periods.

We may be subject to loss in market share and market acceptance as a result of performance failures, manufacturing errors, delays, or shortages.

There is a risk that for unforeseen reasons we may be required to repair or replace products in use or to reimburse customers for products that fail to work or meet strict performance criteria. To date, we have experienced some product failures related to electronic and mechanical components within equipment and vehicles. These are either repaired under warranty or at cost to the customer or under a maintenance agreement.

Other disruptions in the supply chain process or product sales and fulfilment systems for any reason, including equipment malfunction, failure to follow specific protocols and procedures, supplier facility shut-downs, defective raw materials, wars and conflict, natural disasters such as hurricanes, tornadoes or wildfires, property damage from riots, other environmental factors, the impact of epidemics or pandemics, and actions by businesses, communities and governments in response, could lead to launch delays, product shortage, unanticipated costs, lost revenues and damage to our reputation.

We have taken steps to limit remedies for product failure to the repair or replacement of malfunctioning or non-compliant products or services, and also attempt to exclude or minimize exposure to product and related liabilities by including in our standard agreements warranty disclaimers and disclaimers for consequential and related damages as well as limitations on our aggregate liability. From time to time, in certain sales transactions, we may negotiate liability provisions that vary from such standard forms. There is a risk that our contractual provisions may not adequately minimize our product and related liabilities or that such provisions may be unenforceable. We intend to carry product liability insurance, but coverage we secure may not be adequate to cover potential claims. Moreover, to the extent we have to repair, reimburse, or expend funds to cover customer service issues, our results of operations will be negatively affected.

The markets in which we operate are highly competitive, which could reduce sales and operating margins.

Most of our products are sold in competitive markets. Maintaining and improving a competitive position will require continued investment in manufacturing, engineering, quality standards, marketing, customer service and support and distribution networks. We may not be successful in maintaining our competitive position. Our competitors may develop products and methods that are more efficient or may adapt quicker to new technologies or evolving customer requirements. We may not be able to compete successfully with existing competitors or with new competitors. Pricing pressures may require us to adjust the prices of products to stay competitive. Failure to continue competing successfully could reduce sales, operating margins, and overall financial performance.

A substantial decrease in the price of gas could significantly lower our gross profit or cash flow.

We distribute gas and, as a result, our business may be significantly affected by the price and supply of gas. When gas prices are lower, the prices that we charge customers for products may decline, which affects our gross profit and cash flow. The gas industry as a whole is cyclical and at times pricing and availability of gas can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, consolidation of steel producers, import duties and tariffs and currency exchange rates. When gas prices decline, customer demands for lower prices and our competitors’ responses to those demands could result in lower sale prices and, consequently, lower gross profit or cash flow.

If gas prices rise, we may be unable to pass along the cost increases to our customers.

We maintain inventories of gas to accommodate the lead time requirements of our customers. Accordingly, we purchase gas in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historic buying practices, contracts with customers and market conditions. Our commitments to purchase gas are generally at prevailing market prices in effect at the time we place our orders. If gas prices increase between the time that we order gas and the time of delivery of such products to us, our suppliers may impose surcharges that require us to pay for increases in gas prices during such period. Demand for the gas we distribute, the actions of our competitors, and other factors will influence whether we will be able to pass such gas cost increases and surcharges on to our customers, and we may be unsuccessful in doing so.

We occasionally provide integrated gas distribution project management services in the form of long-term, fixed price contracts that may require us to assume additional risks associated with cost overruns, operating cost inflation, labor availability and productivity, supplier and contractor pricing and performance, and potential claims for liquidated damages.

We occasionally provide integrated gas distribution project management services outside our normal discrete business in the form of long-term, fixed price contracts. Some of these contracts are required by our customers, primarily international gas companies. These services include acting as project managers as well as service providers and may require us to assume additional risks associated with cost overruns. These customers may provide us with inaccurate information in relation to their reserves, which is a subjective process that involves location and volume estimation, that may result in cost overruns, delays, and project losses. In addition, our gas distribution customers often operate in countries with unsettled political conditions, war, civil unrest, or other sources of disruption. These issues may also result in cost overruns, delays, and project losses.

Providing services on an integrated basis may also require us to assume additional risks associated with operating cost inflation, labor availability and productivity, supplier pricing and performance, and potential claims for liquidated damages. We rely on third-party subcontractors and equipment providers to assist us with the completion of these types of contracts. To the extent that we cannot engage subcontractors or acquire equipment or materials in a timely manner and on reasonable terms, our ability to complete a project in accordance with stated deadlines or at a profit may be impaired. If the amount we are required to pay for these goods and services exceeds the amount we have estimated in bidding for fixed-price work, we could experience losses in the performance of these contracts. These delays and additional costs may be substantial, and we may be required to compensate our customers for these delays. This may reduce the profit to be realized or result in a loss on a project.

Trends in gas prices affect the level of exploration, development, and production activity of our customers and the demand for our services and products, which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Demand for our services and products is particularly sensitive to the level of exploration, development, and production activity of, and the corresponding capital spending by, gas companies. The level of exploration, development, and production activity is directly affected by trends in gas prices, which historically have been volatile and are likely to continue to be volatile. Prices for gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for gas, market uncertainty, and a variety of other economic factors that are beyond our control. Given the long-term nature of many large-scale development projects, even the perception of longer-term lower gas prices by gas companies can cause them to reduce or defer major expenditures. Any prolonged reductions of commodity prices or expectations of such reductions could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition.

Factors affecting the price of gas include:

●	the level of supply and demand for gas;

●	the cost of, and constraints associated with, producing and delivering gas;

●	governmental regulations and other actions, including economic sanctions and policies of governments regarding the exploration for and production and development of their gas reserves;

●	weather conditions, natural disasters, and health or similar issues, such as pandemics or epidemics;

●	worldwide political and military actions, and economic conditions, including potential recessions; and

●	increased demand for alternative energy and use of electric vehicles and increased emphasis on decarbonization, including government initiatives, such as the variety of tax credits contained in the U.S. Inflation Reduction Act of 2022, to promote the use of renewable energy sources and public sentiment around alternatives to fossil fuels such as gas.

Our business is dependent on capital spending by our customers, and reductions in capital spending could have a material adverse effect on our gas distribution business, consolidated results of operations, and consolidated financial condition.

Our gas distribution business is directly affected by changes in capital expenditures by our customers, and reductions in their capital spending could reduce demand for our services and products and have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. Some of the items that may impact our customers capital spending include:

●	gas prices, which are impacted by the factors described in the preceding risk factor;

●	the inability of our customers to access capital on economically advantageous terms, which may be impacted by, among other things, a decrease of investors’ interest in hydrocarbon producers because of environmental and sustainability initiatives;

●	changes in customers’ capital allocation, including an increased allocation to the production of renewable energy or other sustainability efforts, leading to less focus on gas production growth;

●	restrictions on our customers’ ability to get their gas to market due to infrastructure limitations;

●	consolidation of our customers;

●	customer personnel changes; and

●	adverse developments in the business or operations of our customers, including write-downs of gas reserves and borrowing base reductions under customers’ credit facilities.

Constraints in the supply of, prices for, and availability of transportation of raw materials can have a material adverse effect on our gas distribution business and consolidated results of operations.

Raw materials essential to our gas distribution operations and manufacturing, such as proppants (primarily sand), chemicals, metals, and gels, are normally readily available. Shortages of raw materials as a result of high levels of demand or loss of suppliers can trigger constraints in the supply chain of those raw materials, particularly where we have a relationship with a single supplier for a particular resource. Many of the raw materials essential to our business require the use of rail, storage, and trucking services to transport the materials to our job sites. These services, particularly during times of high demand, may cause delays in the arrival of or otherwise constrain our supply of raw materials. These constraints could have a material adverse effect on our business and consolidated results of operations. In addition, price increases imposed by our vendors for raw materials and transportation providers used in our business, and the inability to pass these increases through to our customers, could have a material adverse effect on our business and consolidated results of operations.

Demand for the products we distribute could decrease if the manufacturers of those products were to sell a substantial amount of goods directly to end users in the markets we serve.

Our products are purchased through distributors and not directly from manufacturers. If those customers were to purchase the products that we sell directly from manufacturers, or if manufacturers sought to increase their efforts to sell directly to end users, our business, results of operations and financial condition could be materially and adversely affected. These or other developments that remove us from, or limit our role in, the distribution chain, may harm our competitive position in the marketplace and reduce our sales and earnings.

Price reductions by suppliers of gas products sold by us could cause the value of our inventory to decline. Also, such price reductions could cause our customers to demand lower sales prices for these products, possibly decreasing our margins and profitability on sales to the extent that our inventory of such products was purchased at the higher prices prior to supplier price reductions, and we are required to sell such products to our customers at the lower market prices.

The value of our gas products inventory could decline as a result of price reductions by manufacturers of products sold by us. There is no assurance that a substantial decline in product prices would not result in a write-down of our inventory value. Such a write-down could have a material adverse effect on our financial condition. Also, decreases in the market prices of products sold by us could cause customers to demand lower sale prices from us. These price reductions could reduce our margins and profitability on sales with respect to such lower-priced products. Reductions in our margins and profitability on sales could have a material adverse effect on our business, results of operations, and financial condition.

Our operations are subject to hazards inherent in the gas industry and, as a result, we are exposed to potential liabilities that may affect our financial condition and reputation.

Risks inherent to the gas industry, such as equipment malfunctions and failures, equipment misuse and defects, explosions and uncontrollable flows of gas and natural disasters, can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment, and the environment. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of gas production, pollution, and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees, and regulators. In particular, our customers may elect not to purchase our services if they view our safety record as unacceptable, which could cause us to lose customers and substantial revenues. In addition, these risks may be greater for us because we may acquire companies that have not allocated significant resources and management focus to safety and have a poor safety record requiring rehabilitative efforts during the integration process.

Our customers could seek damages for losses associated with these errors, defects, or other performance problems. Our insurance policies may not be adequate to cover all liabilities. Further, insurance may not be generally available in the future or, if available, insurance premiums may make such insurance commercially unjustifiable. Moreover, even if we are successful in defending a claim, it could be time-consuming and costly to defend.

We are subject to increased risks associated with our investments in emerging markets, particularly in the Middle East region and specifically in the UAE. These risks encompass significant political, social, and economic uncertainties in the region. Given the volatile nature of these markets, instabilities in these regions could significantly adversely affect the value of our investments.

Almost all of our gas operations are conducted, and almost of our gas assets are located in the UAE, which is defined as an emerging market. While most of the countries in which we conduct our business have historically not been affected by political instability, there is no assurance that any political, social, economic or market conditions affecting such countries in the Middle East region generally (as well as outside the Middle East region because of interrelationships within the global financial markets) would not have a material adverse effect on our business, results of operations and financial condition.

Specific risks in these countries and the Middle East region that may have a material impact on our business, results of operations and financial condition include:

●	an increase in inflation and the cost of living;

●	a devaluation in the currency of any country in which we have operations;

●	external acts of warfare and civil clashes or other hostilities involving nations in the region;

●	governmental actions or interventions, including tariffs, protectionism, and subsidies;

●	difficulties and delays in obtaining governmental or other approvals, new permits and consents for our operations or renewing existing ones;

●	potential lack of transparency or reliability in jurisdictions where we operate;

●	cancellation of contractual rights;

●	lack of infrastructure;

●	expropriation or nationalization of assets;

●	inability to repatriate profits and/or dividends;

●	continued regional political instability and unrest, including government or military regime change, riots or other forms of civil disturbance or violence, including through acts of terrorism;

●	military strikes or the outbreak of war or other hostilities involving nations in the region;

●	a material curtailment of the industrial and economic infrastructure development that is currently underway across the Middle East region;

●	increased government regulations, or adverse governmental activities, with respect to price, import and export controls, the environment, customs and immigration, capital transfers, foreign exchange and currency controls, labor policies, land and water use and foreign ownership;

●	changing tax regimes, including the imposition of taxes in currently tax favorable jurisdictions;

●	arbitrary, inconsistent, or unlawful government action, including capricious application of tax laws and selective tax audits;

●	limited availability of capital or debt financing; and

●	slowing regional and global economic environment.

Any unexpected changes in these or other political, social, economic, or other conditions in which we operate in the UAE or neighboring countries may have a material adverse effect on our business, results of operations and financial condition. It is not possible to predict the occurrence of events or circumstances such as or like those outlined above or the impact of such occurrences and no assurance can be given that we would be able to achieve profitable operations if such events or circumstances were to occur.

Investors should also be aware that emerging markets are subject to greater risks than more developed markets, including in some cases significant legal, economic, and political risks. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, considering those risks, their investment is appropriate. Generally, investment in developing markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved.

To the extent that economic growth or performance in the countries in which we operate slows or begins to decline, or political conditions become sufficiently unstable to have a material adverse effect on our operations, our business, financial condition, and results of operations may be materially adversely affected.

We are exposed to risks from potentially unpredictable legal and regulatory environments in the UAE and Middle East region.

We currently operate in the UAE, an emerging market economy, which is in various stages of developing legal and regulatory systems that are not yet as fully matured and/or established as those of Western Europe and the United States. Some emerging market countries are also in the process of transitioning to a market economy and, as a result, are experiencing changes in their economies and their government policies (including, without limitation, policies relating to foreign ownership, repatriation of profits, property and contractual rights and planning and permit granting regimes) that may affect our business in those countries. Such countries are also characterized by less comprehensive legal and regulatory environments and systems. Existing laws and regulations may be applied inconsistently with anomalies in their interpretation or implementation. Such anomalies could affect our ability to enforce our rights under our contracts or to defend our business against claims by others.

There can be no assurance that if laws or regulations were imposed on the products and services offered by us it would not increase our costs, or adversely affect the way in which we conduct our business or otherwise have a material adverse effect on our results of operations and financial condition.

Any of the above factors, alone or in combination, may have a material adverse effect on our business, results of operations and financial condition.

We are exposed to risks arising from potential changes in the UAE’s visa legislation, which could adversely impact our business operations.

Any restrictive changes to the UAE’s visa policies may discourage foreign nationals from choosing to live, work, and invest in the UAE, which would have an adverse effect on our ability to attract skilled personnel, our business, results of operations and financial condition.

We are subject to risks associated with potential unlawful or arbitrary governmental actions in the UAE, which could negatively impact our operations and financial performance.

Governmental authorities in the UAE in which we operate may have a high degree of discretion and, at times, act selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law or influenced by political or commercial considerations. Such governmental action could include, among other things, the withdrawal of building permits, the expropriation of property without adequate compensation or the forcing of business acquisitions, combinations, or sales. Any such action taken may have a material adverse effect on our business, results of operations and financial condition.

We are subject to the risk of international sanctions, which could significantly impact our business activities, results of operations and financial condition.

European, U.S. and other international sanctions have in the past been imposed on companies engaging in certain types of transactions with specified countries or companies or individuals in those countries. Companies operating in certain countries in the Middle East region have been subject to such sanctions in the past. The UAE is not subject to such sanctions as of the date of this report. The terms of legislation and other rules and regulations which establish sanctions regimes are often broad in scope and difficult to interpret.

If the UAE were in the future to violate European, U.S. or international sanctions, penalties could include a prohibition or limitation on the UAE’s ability to conduct business in certain jurisdictions or to access the U.S. or international capital markets. Any such sanction could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to the Ownership of Our Securities

We may not be able to maintain a listing of the Class A Ordinary Shares and publicly-traded warrants on Nasdaq.

We must meet certain financial and liquidity criteria to maintain our listing on Nasdaq. If we violate Nasdaq’s listing requirements, or if we fail to meet any of Nasdaq’s continued listing standards, the Class A Ordinary Shares and publicly-traded warrants may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing.

Following the receipt of a number of notices of noncompliance with the Nasdaq listing rules, including Nasdaq Listing Rule 5550(b)(1), requiring minimum stockholders’ equity of $2,500,000, Nasdaq Listing Rule 5620(a), requiring the Company to hold an annual shareholder meeting (the “Annual Meeting Requirement”), and Nasdaq Listing Rule 5550(a)(2), requiring the Company to have a minimum bid price of $1.00 (the “Minimum Bid Price Requirement”), a Nasdaq Hearings Panel found the Company in compliance with Nasdaq Listing Rule 5550(b)(1), requiring minimum stockholders’ equity of $2,500,000, and granted the Company’s request for an exception to evidence compliance with other applicable criteria for continued listing on Nasdaq. The decision requires that on or before June 29, 2025, the Company will be required to demonstrate compliance with the Annual Meeting Requirement by holding an annual shareholder meeting. In addition, on or before July 28, 2025, the Company will be required to demonstrate compliance with the Minimum Bid Price Requirement, which will require that the Class A Ordinary Shares have a closing bid price at or above $1.00 per share for a minimum of 10 consecutive business days. There is no assurance that the Company will be able to meet these requirements. In addition, even if we meet these requirements, there is no assurance that we will be able to continue to meet these or other requirements of the Nasdaq listing rules in order to maintain the listing of the Class A Ordinary Shares and publicly-traded warrants.

A delisting of the Class A Ordinary Shares and publicly-traded warrants from Nasdaq may materially impair our shareholders’ ability to buy and sell the Class A Ordinary Shares and publicly-traded warrants and could have an adverse effect on the market price of, and the efficiency of the trading market for, the Class A Ordinary Shares and publicly-traded warrants. The delisting of the Class A Ordinary Shares and publicly-traded warrants could significantly impair our ability to raise capital and the value of any investment in our securities. If Nasdaq delists the Class A Ordinary Shares or publicly-traded warrants, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Class A Ordinary Shares and publicly-traded warrants;

●	a reduced level of trading activity in the secondary trading market for the Class A Ordinary Shares and publicly-traded warrants;

●	a limited amount of news and analyst coverage;

●	a decreased ability to issue additional securities or obtain additional financing in the future;

●	stamp duty may be chargeable on transfers of Class A Ordinary Shares and publicly-traded warrants at a rate of 1% of the greater of the price paid or market value of the Class A Ordinary Shares and publicly-traded warrants transferred; and

●	our securities would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on Nasdaq, in which case our securities would be subject to regulation in each state where we offer and sell securities.

Our operating results and share price may fluctuate, and you could lose all or part of your investment.

Our quarterly operating results are likely to fluctuate as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our the Class A Ordinary Shares and publicly-traded warrants to wide price fluctuations regardless of our operating performance. You may not be able to resell your shares at or above price you paid or at all. Our operating results and the trading price of the Class A Ordinary Shares and publicly-traded warrants may fluctuate in response to various factors, including:

●	market conditions in the broader stock market;

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	introduction of new products or services by us or our competitors;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	changes in debt ratings;

●	results of operations that vary from expectations of securities analysts and investors;

●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

●	strategic actions by us or our competitors;

●	announcement by us, our competitors, or our vendors of significant contracts or acquisitions;

●	sales, or anticipated sales, of large blocks of the Class A Ordinary Shares or publicly-traded warrants;

●	additions or departures of key personnel;

●	regulatory, legal, or political developments;

●	public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	litigation and governmental investigations;

●	changing economic conditions;

●	changes in accounting principles; and

●	other events or factors, including those from natural disasters, pandemic, pet disease, war, acts of terrorism, or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for the Class A Ordinary Shares and publicly-traded warrants to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling the Class A Ordinary Shares or publicly-traded warrants and may otherwise negatively affect the market price and liquidity of the Class A Ordinary Shares or publicly-traded warrants. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes brought securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We do not currently intend to pay dividends on our securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the Class A Ordinary Shares. In addition, any distribution of dividends must be in accordance with the rules and restrictions applying under Irish law.

We have not declared or paid any cash dividends on any class of the Class A Ordinary Shares since our formation and do not currently intend to pay cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the sole discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors our board of directors deems relevant, and subject to compliance with applicable laws, including the Irish Companies Act 2014 (as amended) (the “Irish Companies Act”), which requires Irish companies to have distributable reserves available for distribution equal to or greater than the amount of the proposed dividend. Distributable reserves are the accumulated realized profits of the Company that have not previously been utilized in a distribution or capitalization less accumulated realized losses that have not previously been written off in a reduction or reorganization of capital. Unless the Company creates sufficient distributable reserves from its business activities, the creation of such distributable reserves would involve a reduction of the Company’s share premium account or other undenominated capital account, which would require the approval of (i) 75% of our shareholders present and voting at a shareholder meeting, and (ii) the Irish High Court. In the event that we do not undertake a reduction of capital to create distributable reserves, no distributions by way of dividends, share repurchases or otherwise will be permitted under Irish law until such time as the Company has created sufficient distributable reserves from its business activities. The determination as to whether or not the Company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of the Company. The “relevant financial statements” are either the last set of unconsolidated annual audited financial statements or unaudited financial statements prepared in accordance with the Irish Companies Act, which give a “true and fair view” of the Company’s unconsolidated financial position in accordance with accepted accounting practice in Ireland.

Moreover, even if we are or become able to declare and pay dividends, we expect to retain all earnings, if any, generated by our operations for the development and growth of our business. Therefore, you are not likely to receive any dividends on the Class A Ordinary Shares for the foreseeable future.

As a result, the success of an investment in the Class A Ordinary Shares will depend upon any future appreciation in our value and investors may need to sell all or part of their holdings of Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the Class A Ordinary Shares will appreciate in value or even maintain the price at which our shareholders have purchased the Class A Ordinary Shares. If the price of the Class A Ordinary Shares declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends. Investors seeking cash dividends should not purchase Class A Ordinary Shares.

In addition, exchange rate fluctuations may affect the amount of euros that we are able to distribute, and the amount in dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euros, if any. These factors could harm the value of the Class A Ordinary Shares, and, in turn, the dollar proceeds that holders receive from the sale of the Class A Ordinary Shares.

In certain limited circumstances, dividends paid by the Company may be subject to Irish dividend withholding tax.

The Company does not intend to pay dividends on its capital stock in the foreseeable future. If the Company were to declare and pay dividends, in certain limited circumstances, dividend withholding tax may arise in respect of dividends paid on the Class A Ordinary Shares. A number of exemptions from dividend withholding tax exist such that shareholders resident in the U.S. and other countries with which Ireland has entered into a double tax treaty may be entitled to exemptions from dividend withholding tax.

The Irish Revenue Commissioners have confirmed that shareholders resident in the U.S. that hold their Class A Ordinary Shares through DTC will not be subject to dividend withholding tax, provided the addressees of the beneficial owners of such Class A Ordinary Shares in the records of the brokers holding such Class A Ordinary Shares are recorded as being in the U.S. (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by the Company). However, other holders of Class A Ordinary Shares may be subject to dividend withholding tax.

Class A Ordinary Shares or publicly-traded warrants received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of Class A Ordinary Shares or publicly-traded warrants irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Class A Ordinary Shares and publicly-traded warrants will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold in respect of taxable gifts or inheritances received from their the Companys.

A transfer of the Class A Ordinary Shares or publicly-traded warrants, other than one effected by means of the transfer of book-entry interests in the Depositary Trust Company, may be subject to Irish stamp duty.

Transfers of the Class A Ordinary Shares and publicly-traded warrants effected by means of the transfer of book entry interests in the Depositary Trust Company (“DTC”) will not be subject to Irish stamp duty. It is anticipated that the majority of the Class A Ordinary Shares and publicly-traded warrants will be traded through DTC by brokers who hold such shares on behalf of customers. However, if Class A Ordinary Shares or publicly-traded warrants are held directly rather than beneficially through DTC, any transfer of these Class A Ordinary Shares or publicly-traded warrants could be subject to Irish stamp duty. Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of our securities.

If the Class A Ordinary Shares or publicly-traded warrants are not eligible for deposit and clearing within the facilities of DTC, then transactions in the Class A Ordinary Shares and publicly-traded warrants may be disrupted.

The facilities of DTC are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. The Class A Ordinary Shares and the publicly-traded warrants are eligible for deposit and clearing within the DTC system. On December 10, 2020, we entered into arrangements with DTC whereby we agreed to indemnify DTC for any Irish stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the Class A Ordinary Shares and publicly-traded warrants and, in consideration for such indemnification, DTC agreed to accept the Class A Ordinary Shares and publicly-traded warrants for deposit and clearing within its facilities.

However, although DTC has initially accepted the Class A Ordinary Shares and publicly-traded warrants, it generally will have discretion to cease to act as a depository and clearing agency for the Class A Ordinary Shares and/or publicly-traded warrants. If DTC determines at any time that the Class A Ordinary Shares and/or publicly-traded warrants are not eligible for continued deposit and clearance within its facilities, then we believe the Class A Ordinary Shares and/or publicly-traded warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the Class A Ordinary Shares and/or publicly-traded warrants would be disrupted. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could have a material adverse effect on the trading price of the Class A Ordinary Shares and/or publicly-traded warrants.

Irish law differs from the laws in effect in the United States and U.S. investors may have difficulty enforcing civil liabilities against us, our directors or members of senior management.

The Company is a company formed under the laws of Ireland, all of its properties are located outside of the United States, a majority of our directors and officers reside outside of the United States and all our assets are and are likely in the future to be located outside of the United States. All of the members of our board of directors and senior management reside outside of the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may not be possible to serve process on these directors, or us, in the United States or to enforce court judgments obtained in the United States against these individuals or us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. The United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland. A judgment obtained against us will be enforced by the courts of Ireland if the following general requirements are met:

●	U.S. courts must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and

●	the judgment must be final and conclusive and the decree must be final and unalterable in the court which pronounces it.

A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. But where the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that in the meantime the judgment may not be actionable in Ireland. It remains to be determined whether a final judgment given in default of appearance is final and conclusive. Irish courts may also refuse to enforce a judgment of the U.S. courts that meets the above requirements for one of the following reasons:

●	the judgment is not for a definite sum of money;

●	the judgment was obtained by fraud;

●	the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice;

●	the judgment is contrary to Irish public policy or involves certain U.S. laws that will not be enforced in Ireland; or

●	jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland under Order 11 of the Irish Superior Courts Rules.

As an Irish company, we are principally governed by Irish law, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or other officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Shareholders should also be aware that Irish law does not allow for any form of legal proceedings directly equivalent to the class action available in the United States.

Our corporate affairs will be governed by the Company’s constitution, the Irish Companies Act, and the common law of Ireland. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Irish law are governed by the Irish Companies Act and the common law of Ireland. The rights of the Company’s shareholders and the fiduciary responsibilities of our directors under Irish law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Ireland has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law.

Accordingly, holders of the Class A Ordinary Shares may have more difficulty protecting their interests than would holders of shares of a corporation incorporated in a jurisdiction of the United States.

The jurisdiction and choice of law clauses set forth in the Company’s Amended and Restated Warrant Agreement, and the Company’s status as an Irish company, may have the effect of limiting the ability of a holder of our publicly-traded warrants to effectively pursue its legal rights against the Company in any United States court.

Our publicly-traded warrants are subject to the terms and conditions of the Amended and Restated Warrant Agreement, dated as of December 10, 2020 (the “Amended and Restated Warrant Agreement”), between the Company and Continental Stock Transfer & Trust Company, a New York corporation (“Continental”). The Amended and Restated Warrant Agreement provides that disputes arising under the Amended and Restated Warrant Agreement are governed by New York law and that the Company consents to jurisdiction in courts of the State of New York or the United States District Court for the Southern District of New York. This provision may limit the ability of holders of our publicly-traded warrants to bring a claim against us other than in courts of the State of New York or the United States District Court for the Southern District of New York and may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds more favorable for disputes under the Amended and Restated Warrant Agreement. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Irrespective of the ability of a warrant holder to bring an action in any such forum, due to the fact that the Company is an Irish company with all of its properties located outside of the United States, if a warrant holder brings a claim against the Company under the Amended and Restated Warrant Agreement, the Securities Act or the Exchange Act, or otherwise, such warrant holder may have difficulty pursuing its legal rights against the Company in any United States courts having jurisdiction over any such claims.

An investment in our securities may result in uncertain U.S. federal income tax consequences.

An investment in our securities may result in uncertain U.S. federal income tax consequences. See Item 10.E. Taxation. “Anticipated Material U.S. Federal Income Tax Consequences to U.S. Holders of Company Securities”. Prospective investors are urged to consult their tax advisors with respect to these and other tax consequences when purchasing, holding and disposing of our securities.

As an Irish public limited company, certain capital structure decisions regarding the Company will require the approval of the shareholders of the Company, which may limit the Company’s flexibility to manage its capital structure.

Irish law generally provides that a board of directors may allot and issue shares (or rights to subscribe for or convert into shares) if authorized to do so by a company’s constitution or by an ordinary resolution. Such authorization may be granted for up to the maximum of a company’s authorized but unissued share capital and for a maximum period of five years, at which point it must be renewed by another ordinary resolution. The Company’s constitution authorized the board of directors of the Company to allot shares up to the full amount of the Company’s authorized but unissued share capital until December 31, 2023. At the Company’s annual general meeting in September 2023, the shareholders granted the board of directors of the Company the authority to allot shares up to 20% of the Company’s authorized but unissued share capital until December 31, 2024. At an extraordinary general meeting of the Company in March 2024, the shareholders extended this authority and granted the board of directors of the Company the authority to allot shares up to the full amount of the Company’s authorized but unissued share capital until March 19, 2029. This authorization will need to be renewed by ordinary resolution by March 19, 2029 unless otherwise renewed prior thereto. Under Irish law, an allotment authority may be given for up to five years at each renewal, but governance considerations may result in renewals for shorter periods or for less than the maximum permitted number of shares being sought or approved.

While Irish law also generally provides shareholders with pre-emptive rights when new shares are issued for cash, it is possible for the Company’s constitution, or for shareholders of the Company in a general meeting, to exclude such pre-emptive rights. Following the Company’s extraordinary general meeting in March 2024, pre-emptive rights are currently excluded until March 19, 2029. This exclusion will need to be renewed by special resolution by March 19, 2029 unless otherwise renewed prior thereto.

Provisions of the Company’s constitution, as well as provisions of Irish law, could make an acquisition of us more difficult, limit attempts by our shareholders to replace or remove our current directors, and limit the market price of the Class A Ordinary Shares.

The Company’s constitution, together with certain provisions of the Irish Companies Act, could delay, defer or prevent a third party from acquiring us, even where such a transaction would be beneficial to the holders of ordinary shares, or could otherwise adversely affect the market price of the Class A Ordinary Shares. For example, certain provisions of the Company’s constitution:

●	require that our board of directors be classified into three classes of directors with staggered three-year terms;

●	permit our board of directors to establish the number of directors and fill any vacancies and newly created directorships;

●	permit our board of directors to issue preferred shares with such rights and preferences as they may designate, subject to applicable law;

●	permit our board of directors to adopt a shareholder rights plan upon such terms and conditions as it deems expedient and in our best interests; and

●	impose advance notice requirements for shareholder proposals and director nominations to be considered at annual shareholder meetings.

We believe these provisions, if implemented in compliance with applicable law, may provide some protection to holders of ordinary shares from coercive or otherwise unfair takeover tactics. These provisions are not intended to make us immune from takeovers. They will, however, apply even if some holders of ordinary shares consider an offer to be beneficial and could delay or prevent an acquisition that our board of directors determines is in the best interest of the holders of ordinary shares. Certain of these provisions may also prevent or discourage attempts to remove and replace incumbent directors.

In addition, mandatory provisions of Irish law could prevent or delay an acquisition of the Company by a third party. For example, Irish law does not permit shareholders of an Irish public limited company to take action by written consent with less than unanimous consent. Furthermore, an effort to acquire us may be subject to various provisions of Irish law relating to mandatory bids, voluntary bids, requirements to make a cash offer and minimum price requirements, as well as substantial acquisition rules and rules requiring the disclosure of interests in ordinary shares in certain circumstances.

Irish law differs from the laws in effect in the United States with respect to defending unwanted takeover proposals and may give our board of directors less ability to control negotiations with hostile offerors.

Attempted takeovers of the Company will be subject to the Irish Takeover Rules and will be under the supervisory jurisdiction of the Irish Takeover Panel. Accordingly, the Company’s board of directors may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

Due to the listing of the Class A Ordinary Shares on Nasdaq, the Company is subject to the Irish Takeover Panel Act, 1997, Irish Takeover Rules 2013 (“Irish Takeover Rules”), under which the Company is not permitted to take certain actions that might “frustrate” an offer for Class A Ordinary Shares once the board of directors has received an offer, or has reason to believe an offer is or may be imminent, without the approval of more than 50% of shareholders entitled to vote at a general meeting of our shareholders or the consent of the Irish Takeover Panel. This could limit the ability of the Company’s board of directors to take defensive actions even if it believes that such defensive actions would be in our best interests or the best interests of our shareholders.

The Irish Takeover Rules are administered by the Irish Takeover Panel, which has supervisory jurisdiction over such transactions. Among other matters, the Irish Takeover Rules operate to ensure that no offer is frustrated or unfairly prejudiced and, in situations involving multiple bidders, that there is a level playing field. For example, pursuant to the Irish Takeover Rules, the board of directors of the Company will not be permitted, without shareholder approval, to take certain actions which might frustrate an offer for Class A Ordinary Shares once the board of directors of the Company has received an approach that might lead to an offer or has reason to believe that an offer is, or may be, imminent.

Under the Irish Takeover Rules, if an acquisition of Class A Ordinary Shares were to increase the aggregate holdings of the acquirer (together with its concert parties) to 30% or more of the voting rights of the Company, such acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding Class A Ordinary Shares at a price not less than the highest price paid by such acquirer or its concert parties for Class A Ordinary Shares during the previous 12 months. This requirement would also be triggered by the acquisition of Class A Ordinary Shares by any person holding (together with its concert parties) between 30% and 50% of the voting rights of the Company if the effect of such acquisition were to increase that person’s voting rights by 0.05% within a 12-month period.

Anti-takeover provisions in the Company’s constitution could make an acquisition of the Company more difficult. As discussed in the preceding risk factor, the Company’s constitution contains provisions that may delay or prevent a change of control, discourage bids at a premium over the market price of Class A Ordinary Shares, adversely affect the market price of Class A Ordinary Shares, and adversely affect the voting and other rights of shareholders of the Company.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis and disclose material events on Forms 6-K furnished to the SEC. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As a result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. We have elected to follow corporate governance practices under Irish law in lieu of the requirements of Nasdaq Listing Rule 5635(b), Nasdaq Rule 5635(c), and Nasdaq Listing Rule 5635(d)(2), which require companies to obtain shareholder approval prior to, respectively:

●	the issuance of securities when the issuance or potential issuance will result in a change of control of the Company;

●	the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants; or

●	conducting a transaction, other than a public offering, involving the sale, issuance or potential issuance by the Company of ordinary shares (or securities convertible into or exercisable for ordinary shares), which alone or together with sales by officers, directors or Substantial Shareholders (as defined by the Nasdaq Listing Rules) of the Company, equals 20% or more of the Class A Ordinary Shares or 20% or more of the voting power outstanding before the issuance at a price that is less than a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement.

Irish law and generally accepted business practices in Ireland do not require that shareholders approve such transactions. Accordingly, shareholder approval is not required for these types of transactions by the Company. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq and may not have the same protections afforded to shareholders of other companies that are subject to these Nasdaq requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

While we qualified as a foreign private issuer as of June 30, 2024, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if we were to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of either our directors or executive officers are residents or citizens of the United States, we could lose our foreign private issuer status.

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP, rather than IFRS. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost, and we would still be required to prepare financial statements in accordance with IFRS as required by Irish law. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor, including (i) the treatment of all or a portion of any gain on disposition of the Class A Ordinary Shares as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) the obligation to comply with certain reporting requirements.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act (the “JOBS Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of the Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find the Class A Ordinary Shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of the Class A Ordinary Shares.

Substantial future sales or issuances of the Class A Ordinary Shares or securities convertible into, or exercisable or exchangeable for, the Class A Ordinary Shares, or the perception in the public markets that these sales or issuances may occur, may depress our stock price. Also, future issuances of the Class A Ordinary Shares or rights to purchase Class A Ordinary Shares could result in additional dilution of the percentage ownership of our shareholders and could cause our stock price to fall.

The conversion or exercise of our outstanding convertible or exercisable securities and resale of the underlying Class A Ordinary Shares, and any other future issuances of the Class A Ordinary Shares or securities convertible into, or exercisable or exchangeable for, the Class A Ordinary Shares, would result in a decrease in the ownership percentage of existing shareholders, i.e., dilution, which may cause the market price of the Class A Ordinary Shares to decline. We cannot predict the effect, if any, of future issuances, conversions, or exercises of our securities, on the price of the Class A Ordinary Shares. In all events, future issuances of the Class A Ordinary Shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities are likely to occur, or the perception that holders of securities convertible or exercisable for Class A Ordinary Shares are likely to sell their securities, could adversely affect the market price of the Class A Ordinary Shares. The effect of such dilution may be magnified as to all shares that are not or may eventually not be subject to restrictions on resale as enumerated below.

On November 18, 2024, the Company entered into Stock Purchase Agreement, dated as of November 18, 2024 (the “QIND Purchase Agreement”), among the Company, QIND, Ilustrato Pictures International Inc., a Nevada corporation (“Ilustrato”), and certain other stockholders of QIND (together with Ilustrato, the “QIND Sellers”). Under the QIND Purchase Agreement, the QIND Sellers agreed to sell 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of QIND, constituting approximately 69.36% of the capital stock of QIND, to the Company. In exchange, the Company was required to issue 3,818,969 Class A Ordinary Shares (the “Ordinary Shares Consideration”), constituting 19.99% of the issued and outstanding Class A Ordinary Shares, and an aggregate of 4,171,327 Series A Preferred Shares to the QIND Sellers. On November 26, 2024, the conditions to the closing of the transactions contemplated by the QIND Purchase Agreement (the “QIND Closing”) were satisfied in all material respects. As a result, the Company issued the Ordinary Shares Consideration and 4,171,327 Series A Preferred Shares. The Preferred Shares Conversion, in which the Series A Preferred Shares will automatically convert into 41,713,275 Class A Ordinary Shares, subject to adjustment, will occur upon the later of approval of the Company’s issuance of the underlying Class A Ordinary Shares by the Company’s shareholders in accordance with applicable Irish law (the “Shareholder Approval”), and the clearance of an initial listing application filed by the Company with Nasdaq. If such conditions for the Preferred Shares Conversion occur, the Company will be required to issue a number of Class A Ordinary Shares that will represent more than 50% of the issued and outstanding Class A Ordinary Shares, which will substantially dilute the percentage ownership of our shareholders prior to the Preferred Shares Conversion.

Under the Senior Convertible Notes, dated as of March 3, 2025, in the aggregate original principal amount of $1,300,000 (the “March 2025 Notes”), which have an aggregate original principal amount of $1,300,000, the Company may be required to issue up to approximately 3,342,411 Class A Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number), upon full conversion of all principal and interest through maturity, at the initial conversion price of $0.4364 per share, which is subject to downward adjustment upon the occurrence of certain events, and assuming that no event of default occurs under the March 2025 Notes. Upon an event of default under the March 2025 Notes, the March 2025 Notes provide that the interest rate will increase to 22% until the default is cured, which will increase the number of shares issuable upon conversion of accrued and unpaid interest. In addition, from and after the occurrence of an event of default, any of the March 2025 Note holders may convert any portion of the amounts outstanding under the March 2025 Notes into a number of Class A Ordinary Shares equal to 115% of the converted dollar amount at the March 2025 Notes’ alternate conversion price, which is equal to the lowest of (a) the conversion stated above, subject to downward adjustment; and (b) the greater of (x) a floor price, which is initially equal to $0.0793, subject to downward adjustment to equal 20% of the lower of the closing price or the average closing price for the five consecutive trading days immediately prior to every six-month anniversary of the issuance date of the March 2025 Notes, and (y) 80% of the lowest volume weighted average price (“VWAP”) of the Class A Ordinary Shares during the five consecutive trading days immediately prior to the date on which the Company receives written notice of such conversion from such holder. As a result, in order to discharge the Company’s indebtedness under the March 2025 Notes, the Company may elect to or be required to issue additional Class A Ordinary Shares at the applicable floor price. In addition, we are required to issue up to 2,864,397 Class A Ordinary Shares upon exercise of the Company’s warrants, dated as of March 3, 2025 (the “March 2025 Warrants”), at the initial exercise price. Such share amounts under both the March 2025 Notes and the March 2025 Warrants may be required to be further increased upon the effect of full-ratchet antidilution provisions, without any increase in cash or other additional consideration. Conversions and exercises of the March 2025 Notes and the March 2025 Warrants may therefore result in significant dilution of outstanding Class A Ordinary Shares.

Under the Senior Convertible Notes, dated as of January 10, 2025, in the aggregate original principal amount of $1,231,250 (the “January 2025 Notes”), which have an aggregate original principal amount of $1,231,250, the Company may be required to issue up to approximately 2,469,845 Class A Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number), upon full conversion of all principal and interest through maturity, at the initial conversion price of $0.559 per share, which is subject to downward adjustment upon the occurrence of certain events, assuming that no event of default occurs under the January 2025 Notes. Upon an event of default under the January 2025 Notes, the January 2025 Notes provide that the interest rate will increase to 22% until the default is cured, which will increase the number of shares issuable upon conversion of accrued and unpaid interest. In addition, from and after the occurrence of an event of default, any of the January 2025 Note holders may convert any portion of the amounts outstanding under the January 2025 Notes into a number of Class A Ordinary Shares equal to 115% of the converted dollar amount at the January 2025 Notes’ alternate conversion price, which is equal to the lowest of (a) the conversion price stated above, subject to downward adjustment; and (b) the greater of (x) a floor price, which is initially equal to $0.1118, subject to downward adjustment to equal 20% of the lower of the closing price or the average closing price for the five consecutive trading days immediately prior to every six-month anniversary of the issuance date of the January 2025 Notes, and (y) 80% of the lowest VWAP of the Class A Ordinary Shares during the five consecutive trading days immediately prior to the date on which the Company receives written notice of such conversion from such holder. As a result, in order to discharge the Company’s indebtedness under the January 2025 Notes, the Company may elect to or be required to issue additional Class A Ordinary Shares at the applicable floor price. In addition, we are required to issue up to 2,292,040 Class A Ordinary Shares upon exercise of the Company’s warrants, dated as of January 10, 2025 (the “January 2025 Warrants”), at the initial exercise price. Such share amounts under both the January 2025 Notes and January 2025 Warrants may be required to be further increased upon the effect of full-ratchet antidilution provisions, without any increase in cash or other additional consideration. Conversions and exercises of the January 2025 Notes and the January 2025 Warrants may therefore result in significant dilution of outstanding Class A Ordinary Shares.

Under the Securities Subscription Agreement, dated November 21, 2023, by and between the Company and the investor party to such agreement (the “November 2023 Subscription Agreement”), up to $18.85 million of convertible promissory notes remain issuable to such investor. The actual conversion price under such promissory notes will be the higher of (a) a minimum conversion price initially based on a percentage of the last closing price of the Class A Ordinary Shares immediately preceding the issuance of the promissory notes, subject to adjustment, and (b) 90% of the VWAP of the Class A Ordinary Shares on a single trading day selected by the holder out of the five trading days immediately prior to the conversion date, subject to adjustment. The actual number of shares issuable upon exercise of the warrants to be issued with the promissory notes would be equal to the quotient of (a) 30% of the principal amount of the related promissory note issued to the holder at closing divided by (b) 130% of the VWAP of the Class A Ordinary Shares for the five trading days immediately preceding the applicable closing date, and such warrants will have an exercise price equal to 130% of the VWAP of the Class A Ordinary Shares for the five trading days immediately preceding the applicable closing date. Subject to these provisions, and assuming a minimum conversion price of $0.10 per share, the promissory notes that may be issuable under the November 2023 Subscription Agreement would be convertible by the holders into an aggregate of up to 188,500,000 Class A Ordinary Shares. Additionally, assuming all $18.85 million of such promissory notes are issued pursuant to the November 2023 Subscription Agreement, we would also be required to issue to the investor warrants to purchase an aggregate of up to 37,700,000 Class A Ordinary Shares (assuming an exercise price of $0.15 per share) pursuant to the terms of the November 2023 Subscription Agreement.

Such conversions and exercises could cause the holders of the March 2025 Notes, the March 2025 Warrants, the January 2025 Notes, the January 2025 Warrants, and the holder of the investor under the November 2023 Subscription Agreement, or their designees, to collectively own more than 90% of the Class A Ordinary Shares outstanding based on 23,409,484 Class A Ordinary Shares outstanding as of March 5, 2025, resulting in severe dilution of outstanding Class A Ordinary Shares.

We also expect that significant additional capital may be needed in the future to continue our planned operations, including expanding research and development, hiring new personnel, marketing our products, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell Class A Ordinary Shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell Class A Ordinary Shares, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

Future issuances of debt securities, which would rank senior to the Class A Ordinary Shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to the Class A Ordinary Shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in the Class A Ordinary Shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of the Class A Ordinary Shares. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of Class A Ordinary Shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of the Class A Ordinary Shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in the Class A Ordinary Shares.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, if they adversely change their recommendations regarding the Class A Ordinary Shares or publicly-traded warrants, or if our operating results do not meet their expectations or any financial guidance we may provide, the trading price or trading volume of the Class A Ordinary Shares or publicly-traded warrants could decline.

The trading market for the Class A Ordinary Shares or publicly-traded warrants depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over independent analysts. If we obtain independent securities or industry analyst coverage and if one or more of the analysts who covers us downgrades the Class A Ordinary Shares or publicly-traded warrants, changes their opinion of the Class A Ordinary Shares or publicly-traded warrants, or publishes inaccurate or unfavorable research about our business, the price of the Class A Ordinary Shares or publicly-traded warrants would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for the Class A Ordinary Shares or publicly-traded warrants could decrease and we could lose visibility in the financial markets, which could cause the Class A Ordinary Shares or publicly-traded warrants’ price and trading volume to decline. In addition, we may be expected to provide various measures of financial guidance, possibly including guidance related to non-GAAP financial measures, and, if we do not meet any financial guidance that we may provide to the public, if we do not meet expectations of securities analysts or investors, or if our guidance is misunderstood by securities analysts or investors, the trading price of the Class A Ordinary Shares or publicly-traded warrants could decline significantly. Our operating results may fluctuate significantly from period to period as a result of changes in a variety of factors affecting us or our industry, many of which are difficult to predict. As a result, we may experience challenges in forecasting our operating results for future periods.

An active trading market of the Class A Ordinary Shares or publicly-traded warrants may not be sustained, and investors may not be able to resell their Class A Ordinary Shares or publicly-traded warrants at or above the price for which they purchased such securities.

An active trading market for the Class A Ordinary Shares and publicly-traded warrants may not be sustained. In the absence of an active trading market for the Class A Ordinary Shares or publicly-traded warrants, investors may not be able to sell their Class A Ordinary Shares or publicly-traded warrants, respectively, at or above the price they paid at the time that they would like to sell. In addition, an inactive market may impair our ability to raise capital by selling shares or equity securities and may impair our ability to acquire business partners by using the Class A Ordinary Shares or publicly-traded warrants as consideration, which, in turn, could harm our business.